UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

MIDDLEBURG FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, par value $2.50 per share

(Title of Class of Securities)

596094102

(CUSIP Number)

David L. Sokol

P.O. Box 4998

Jackson, Wyoming 83001

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

October 21, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 596094102

1	NAME OF REPORTING PERSON David L. Sokol
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,103,008
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,103,008
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,103,008
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.61%(1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Calculated based on 7,101,864 shares of Middleburg Financial Corporation’s (the “Issuer’s”) common stock, par value $2.50 per share, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 filed with the Securities and Exchange Commission on August 9, 2016.

Explanatory Note

This Amendment No. 3 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed by the reporting person on March 31, 2016 (as amended by Amendment No. 1 on April 20, 2016 and further amended by Amendment No. 2 on April 29, 2016, collectively, the “Schedule 13D”). This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 1.	Security and Issuer.

No material change.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

“On October 21, 2016, Access National Corporation (“Access”) and Issuer entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) pursuant to which Issuer will merge with and into Access (the “Merger”). Access will be the surviving corporation in the Merger. The Merger Agreement was unanimously approved by the Boards of Directors of both companies.

As a result of the Merger, the holders of shares of Issuer common stock will receive 1.3314 shares of Access common stock for each share of Issuer common stock held immediately prior to the effective date of the Merger. The shareholders of Access will own approximately 53.5% of the combined entity and the shareholders of Issuer will own approximately 46.5%.

Mr. Sokol voiced his support for the Merger in a press release dated October 24, 2016 (the “Press Release”) issued jointly by Access and Issuer.”

The foregoing descriptions of the Merger Agreement and the Press Release do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to the Current Report filed by Access on Form 8-K on October 25, 2016, and the Press Release, which is filed as Exhibit 99.1 to the Issuer’s Current Report filed on Form 8-K on October 24, 2016, and are incorporated herein by reference.

Reference is hereby made to Item 6 for a description of the Voting and Standstill Agreement executed concurrently with the Merger Agreement, which provides for various rights and obligations of the parties thereto.

Item 5.	Interest in Securities of the Issuer.

No material change, except that the 2,103,008 shares of common stock beneficially owned by Mr. Sokol now represent 29.61% of the Issuer’s issued and outstanding common stock, calculated based on 7,101,864 shares of common stock, par value $2.50 per share, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 filed with the Securities and Exchange Commission on August 9, 2016.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Voting and Standstill Agreement

Simultaneous with the execution of the Merger Agreement, Access and Issuer entered into a Voting and Standstill Agreement (the “Voting and Standstill Agreement”) with David L. Sokol and the David L. Sokol Revocable Trust (the “Trust”). Pursuant to the Voting and Standstill Agreement, Mr. Sokol and the Trust agreed to vote all shares of Issuer common stock beneficially owned by Mr. Sokol and the Trust in favor of the Merger and the Merger Agreement, and against any competing acquisition proposal or any action, proposal, transaction or agreement that could be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of Issuer’s or Access’s conditions under the Merger Agreement.

Also pursuant to the Voting and Standstill Agreement, Mr. Sokol and the Trust agreed until the earlier of the effective date of the Merger or the termination of the Merger Agreement, except as consented to in writing by Access and Issuer or as expressly contemplated by the terms of the Voting and Standstill Agreement or the Merger Agreement, to not (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of any shares of Issuer common stock subject to the Voting and Standstill Agreement, subject to certain limited exceptions, (ii) acquire, offer to acquire or agree to acquire any assets of Issuer or any subsidiary or division thereof, (iii) make or participate in any solicitation of proxies to vote, or seek to influence any person with respect to voting, shares of Issuer common stock other than to publicly disclose Mr. Sokol’s support of the Merger and the Merger Agreement, (iv) submit to Issuer any shareholder proposal under Rule 14a-8 of the Securities Exchange Act of 1934 (the “Exchange Act”), (v) make any public announcement with respect to, or submit a proposal for or an offer of any extraordinary transaction involving Issuer or Access, or securities or assets of either, other than the Merger and the transactions contemplated by the Merger Agreement, and (vi) form, join or participate in a “group” (as defined in Section 13(d)(3) under the Exchange Act) in connection with any of clauses (i) through (v) above. Mr. Sokol agreed to cease any existing activities, discussions or negotiations conducted prior to the date of the Voting and Standstill Agreement with respect to any competing acquisition proposal, and agreed to not and to not authorize any of his representatives to (a) solicit, initiate, or knowingly encourage, facilitate or induce any inquiries relating to or the submission of a competing acquisition proposal, (b) participate in any discussions or negotiations regarding, or furnish any non-public information or data with respect to, any competing acquisition proposal, or (c) enter into any agreement, arrangement or understanding with respect to any competing acquisition proposal or that requires Mr. Sokol to abandon, terminate or fail to perform actions required by the Voting and Standstill Agreement.

The foregoing description of the Voting and Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting and Standstill Agreement, which is attached hereto as Exhibit 99.3, and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Agreement and Plan of Reorganization, dated as of October 21, 2016, between Access National Corporation and Middleburg Financial Corporation (incorporated by reference to Exhibit 2.1 to the Current Report filed by Access on Form 8-K on October 25, 2016).

99.2	Press Release, dated October 24, 2016 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report filed on Form 8-K on October 24, 2016).

99.3	Voting and Standstill Agreement, dated October 21, 2016, by and among David L. Sokol, the David L. Sokol Revocable Trust, Access National Corporation and Middleburg Financial Corporation (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2016	/s/ David L. Sokol
David L. Sokol

Exhibit Index

Exhibit No.	Description

99.1	Agreement and Plan of Reorganization, dated as of October 21, 2016, between Access National Corporation and Middleburg Financial Corporation (incorporated by reference to Exhibit 2.1 to the Current Report filed by Access on Form 8-K on October 25, 2016).

99.2	Press Release, dated October 24, 2016 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report filed on Form 8-K on October 24, 2016).

99.3	Voting and Standstill Agreement, dated October 21, 2016, by and among David L. Sokol, the David L. Sokol Revocable Trust, Access National Corporation and Middleburg Financial Corporation (filed herewith).